Exhibit 4.4
Execution Version
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

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RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT
     THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT is made and entered into as of this 13th day of January, 2011, by and among Myriant Technologies, Inc., a Delaware corporation (the “Company”), each holder of the Company’s Class A Common Stock, US$0.0001 par value per share (“Class A Common Stock”), and Class B Common Stock, US$0.0001 par value per share (“Class B Common Stock”), listed on Schedule A (the “Investors”), and certain holders of the Common Stock of the Company, US$0.0001 par value per share, listed on Schedule B (such holders together with the Investors and the other persons referred to in Section 1.11, collectively, the “Key Holders”).
RECITALS
     A. Each current Key Holder is the beneficial owner of the number of shares of Capital Stock, or of options to purchase Capital Stock, set forth opposite the name of such Key Holder on Schedule A or Schedule B.
     B. Concurrently with the execution of this Agreement, the Company and the Investor that is the holder of the Class A Common Stock are entering into a Class A Common Stock Purchase Agreement (the “Purchase Agreement”) providing for the issuance of shares of the Class A Common Stock.
     C. Concurrently with the execution of this Agreement, the Company and the Investors that are holders of the Class B Common Stock are entering into a Debt Conversion Agreement (the “Conversion Agreement”) providing for the issuance of shares of the Class B Common Stock.
     D. In order to induce the Investors to enter into the Purchase Agreement and the Conversion Agreement, the Company and the Key Holders desire to enter into this Agreement with the Investors.
     NOW, THEREFORE, the Company, the Key Holders and the Investors agree as follows:
     1. Definitions.
          1.1. “Affiliate” means, with respect to any specified Investor, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Investor, including without limitation any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.
          1.2. “Capital Stock” means (a) shares of Common Stock, Class A Common Stock and Class B Common Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Class A Common Stock and Class B Common Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Class A Common Stock and Class B Common Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.
          1.3. “Class A Common Holders” means Investors that hold the Class A Common Stock.

          1.4. “Class A Common Majority Holder Notice” means written notice from the holder of a majority of Class A Common Stock notifying the Company and the selling Key Holder that such holder intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.
          1.5. “Class B Common Holders” means Investors that hold the Class B Common Stock.
          1.6. “Class B Common Holder Notice” means written notice from a Class B Common Holder notifying the Company and the selling Key Holder that such Class B Common Holder intends to exercise its Tertiary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.
          1.7. “Common Stock” means shares of Common Stock of the Company, US$0.0001 par value per share.
          1.8. “Company Notice” means written notice from the Company notifying the selling Key Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.
          1.9. “Entity Key Holder” means a Key Holder that is a corporation, partnership, trust, joint venture, limited liability company, association, organization or other entity.
          1.10. “Investors” means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and any one of them, as the context may require.
          1.11. “Key Holders” means any Holder of greater than one percent (1%) of the Capital Stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.9 or 6.17 and any one of them, as the context may require.
          1.12. “Proposed Key Holder Transfer” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.
          1.13. “Proposed Transfer Notice” means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.
          1.14. “Prospective Transferee” means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.
          1.15. “Right of Co-Sale” means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

          1.16. “Right of First Refusal” means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.
          1.17. “Secondary Notice” means written notice from the Company notifying the holder of a majority of the Class A Common and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.
          1.18. “Secondary Refusal Right” means the right, but not an obligation, of the holder of a majority of Class A Common Stock to purchase any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.
          1.19. “Tertiary Notice” means written notice from the Company notifying the Class B Common Holders and the selling Key Holder that the Company and the Class A Common Holders do not intend to exercise their Right of First Refusal and Secondary Refusal Right as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.
          1.20. “Tertiary Refusal Right” means the right, but not an obligation, of each Class B Common Holder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal and the Secondary Refusal Right, on the terms and conditions specified in the Proposed Transfer Notice.
          1.21. “Transfer Stock” means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).
          1.22. “Undersubscription Notice” means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal, the Secondary Refusal Right or the Tertiary Refusal Right.
     2. Agreement Among the Company, the Investors and the Key Holders.
          2.1. Right of First Refusal.
               (a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.
               (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than seventy-five (75) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Subsection 2.1(b), the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a pre-existing right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the pre-existing right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).
               (c) Grant of Secondary Refusal Right to Class A Common Holders. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the holder of a majority of Class A Common Stock a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal. If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to the holder of a majority of Class A Common Stock to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, the holder of a majority of Class A Common Stock must deliver a Class A Common Majority Holder Notice to the selling Key Holder and the Company within fifteen (15) days after the Company’s deadline for its delivery of the Secondary Notice as provided in the preceding sentence (the “Secondary Notice Period”).
               (d) Grant of Tertiary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Class B Common Holders a Tertiary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company and the holder of a majority of Class A Common pursuant to the Right of First Refusal and the Secondary Refusal Right. If the Company does not intend to exercise its Right of First Refusal, and the Company and the selling Key Holder do not receive the Class A Common Majority Holder Notice with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Tertiary Notice to the selling Key Holder and to the Class B Common Holders to that effect immediately after the expiration of the Secondary Notice Period. To exercise its Tertiary Refusal Right, a Class B Common Holder must deliver a Class B Common Holder Notice to the selling Key Holder and the Company within fifteen (15) days after the Company’s deadline for its delivery of the Tertiary Notice as provided in the preceding sentence (the “Tertiary Notice Period”).
               (e) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company, the holder of a majority of Class A Common Stock and the Class B Common Holders with respect to some but not all of the Transfer Stock subject to a Proposed Key Holder Transfer by the end of the Tertiary Notice Period, then the Company shall, immediately after the expiration of the Tertiary Notice Period, send written notice (the “Company Undersubscription Notice”) to the holder of a majority of Class A Common Stock who partially exercised its Secondary Refusal Right within the Secondary Notice Period (the “Exercising Common A Holder”). The Exercising Common A Holder shall, subject to the provisions of this Subsection 2.1(e), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, the Exercising Common A Holder must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Tertiary Notice Period (the “Exercising Common A Holder Notice Period”). If the options to purchase the remaining shares are exercised in full by the Exercising Common A Holder, the Company shall immediately notify the Exercising Common A Holder, all of the Class B Common Holders and the selling Key Holder of that fact.
               (f) If options to purchase have been exercised by the Company, the holder of a majority of Class A Common, the Class B Common Holders and the Exercising Common A Holder with respect to some but not all of the Transfer Stock subject to a Proposed Key Holder Transfer by the end of the Exercising Common A Holder Notice Period, then the Company shall, immediately after the expiration of the Exercising Common A Holder Notice Period, send written notice to those Class B Common Holders who fully exercised their options within the Tertiary Notice Period (the "Exercising Common B Holders”). Each Exercising Common B Holder shall have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, such Exercising Common B Holder must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Exercising Common A Holder Notice Period (the “Exercising Common B Holder Notice Period”). In the event there are two or more such Exercising Common B Holders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(f) shall be allocated to such Exercising Common B Holders pro rata based on the number of shares of Capital Stock such Exercising Common B Holders have elected to purchase. If the options to purchase the remaining shares are exercised in full by the Exercising Common B Holders by the end of the Exercising Common B Holder Notice Period, the Company shall immediately notify all of the Exercising Common B Holders and the selling Key Holder of that fact.
               (g) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company’s Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) ninety (90) days after delivery of the Proposed Transfer Notice.
          2.2. Right of Co-Sale.
               (a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice (provided that if an Investor wishes to sell Class A Common Stock or Class B Common Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Class A Common Stock or Class B Common Stock into Common Stock). Each Investor who desires to exercise its Right of Co-Sale must give the selling Key Holder written notice to that effect within ten (10) days after the expiration of the Exercising Common B Holder Notice Period described above, and upon giving such notice such Investor shall be deemed to have effectively exercised the Right of Co-Sale.
               (b) Shares Includable. Each Investor who timely exercises such Investor’s Right of Co-Sale by delivering the written notice provided for above in Subsection 2.2(a) may include in the Proposed Key Holder Transfer such number of shares of such Investor’s Capital Stock (which number may represent some or all of such Investor’s Capital Stock) equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Investors pursuant to the Right of First Refusal, the Secondary Refusal Right, the Tertiary Refusal Right or any Undersubscription Notice) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Investor has agreed to purchase pursuant to the Secondary Refusal Right, the Tertiary Refusal Right or any

Undersubscription Notice) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Investors exercising the Right of Co-Sale immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right, the Tertiary Refusal Right or any Undersubscription Notice) plus the number of shares of Transfer Stock held by the selling Key Holder.
To the extent one or more of the Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.
               (c) Delivery of Certificates. Each Investor shall effect its participation in the Proposed Key Holder Transfer by delivering to the transferring Key Holder, no later than fifteen (15) days after such Investor’s exercise of the Right of Co-Sale, one or more stock certificates, properly endorsed for transfer to the Prospective Transferee, representing:
                    (i) the number of shares of Common Stock that such Investor elects to include in the Proposed Key Holder Transfer; or
                    (ii) the number of shares of Class A Common Stock or Class B Common Stock that is at such time convertible into the number of shares of Common Stock that such Investor elects to include in the Proposed Key Holder Transfer; provided, however, that if the Prospective Transferee objects to the delivery of Class A Common Stock or Class B Common Stock in lieu of Common Stock, such Investor shall first convert the Class A Common Stock or Class B Common Stock into Common Stock and deliver Common Stock as provided above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the Prospective Transferee.
               (d) Purchase Agreement. The parties hereby agree that the terms and conditions of any sale pursuant to this Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Subsection 2.2.
               (e) Deliveries. Each stock certificate an Investor delivers to the selling Key Holder pursuant to Subsection 2.2(c) above will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice and the purchase and sale agreement, and the selling Key Holder shall concurrently therewith remit or direct payment to each Investor the portion of the sale proceeds to which such Investor is entitled by reason of its participation in such sale. If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Investor exercising its Right of Co-Sale hereunder, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.
               (f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within ninety (90) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they again comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.
          2.3. Effect of Failure to Comply.
               (a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).
               (b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company’s books the certificate or certificates representing the Transfer Stock to be sold.
               (c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a “Prohibited Transfer”), each Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee under Subsection 2.2 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Subsection 2.2. The sale will be made on the same terms and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Key Holder shall also reimburse each Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor’s rights under Subsection 2.2.
     3. Exempt Transfers.
          3.1. Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply: (a) in the case of an Entity Key Holder, upon a transfer by such Entity Key Holder to its stockholders, members, partners, Affiliates or other equity holders; (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors; or (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any other relative approved by unanimous consent of the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or any such family members; provided that in the case of clause (a) or (c), the Key Holder shall deliver prior written notice to the Investors of such gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided, further, in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.
          3.2. Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) pursuant to a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation).
          3.3. Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Company’s Board of Directors, directly or indirectly competes with the Company or PTTCH, or (b) any customer, distributor or supplier of the Company, if the Company’s Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.
     4. Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be endorsed with the following legend:
THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.
Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.
     5. Lock-Up.
          5.1. Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial public offering (the “IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Class A Common Stock and Class B Common Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.
          5.2. Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.
     6. Miscellaneous.
          6.1. Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior but subject to the consummation of the Company’s IPO and (b) the consummation of a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation).
          6.2. Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.
          6.3. Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).
          6.4. Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except (i) as otherwise provided in this Agreement or (ii) any such controversies or claims arising out of either party’s intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration administered by the American Arbitration Association (the “AAA”) in accordance with the International Commercial Arbitration Rules then in effect. There shall be one (1) arbitrator mutually agreed upon by the parties from the names of potential arbitrators proposed by the AAA. If no agreement on the sole arbitrator can be reached within thirty (30) days after names of potential arbitrators have been proposed by the AAA, then the AAA shall select the sole arbitrator, who shall have at least ten (10) years experience in corporate finance transactions of the type provided for in this Agreement. The arbitration shall take place in New York, New York, and any award shall be final and binding and judgment thereon may be entered in any court having jurisdiction thereof. Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

          6.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, provided in either case, that the facsimile transmission is promptly confirmed by telephone; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, a copy shall also be sent to (a) DLA Piper LLP (US), 2000 University Avenue, East Palo Alto, California 94303-2215, USA, Attention: Curtis L. Mo, facsimile: 650-687-1170, email: curtis.mo@dlapiper.com and (b) Byron S. Kalogerou, McDermott Will & Emery, 28 State Street, 34th Floor, Boston, Massachusetts 02109-1775, USA, facsimile: 617-321-4605; email:bkalogerou@mwe.com. If notice is given to PTTCH, a copy shall also be given to Allen & Overy (Thailand) Co., Ltd., 22nd Floor Sindhorn Building Tower III, 130-132 Wireless Road, Lumpini Pathumwan, Bangkok 10330, Thailand, Attention: Arkrapol Pichedvanichok, facsimile: +66 (0)2 263 7699, email: arkrapol.pichedvanichok@allenovery.com.
          6.6. Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Company’s Amended and Restated Certificate of Incorporation and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.
          6.7. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.
          6.8. Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants and (c) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Class A Common Stock and Class B Common Stock held by the Investors (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder and (ii) the consent of the Key Holders (other than the Investors) shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to such Key Holders. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.
          6.9. Assignment of Rights.
               (a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
               (b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm its agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.
               (c) The rights of the Investors hereunder are not assignable without the Company’s written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate or (ii) to an assignee or transferee who acquires at least 100,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee’s delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.
               (d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.
          6.10. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.
          6.11. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Class A Common Stock or Class B Common Stock after the date hereof, any acquirer of such shares of Class A Common Stock or Class B Common Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an “Investor” for all purposes hereunder. In such case, Schedule A hereto may be amended by the Company to add such person without the consent of the other parties hereto.
          6.12. Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of

New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.
          6.13. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
          6.14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
          6.15. Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights among themselves in any manner they deem appropriate.
          6.16. Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.
          6.17. Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company’s then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder. In such case, Schedule B hereto may be amended by the Company to add such person without the consent of the other parties hereto.
          6.18. Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder’s spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit A hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder’s shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.
[Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY: MYRIANT TECHNOLOGIES, INC.
By:	/s/ Stephen J. Gatto
Stephen J. Gatto
Chairman and CEO Address: 1 Pinehill Drive Batterymarch Park II, Suite 301 Quincy, MA 02169-4801 Facsimile: (617) 657-5210 Email: sgatto@myriant.com

KEY HOLDERS: NORWOOD LDK, LLC
By:	/s/ Stephen J. Gatto
	Name:	Stephen J. Gatto
	Title:	President

ITERA ETHANOL, LLC
By:	/s/ Steven M. Sisselman
	Name:	Steven M. Sisselman
	Title:	President

CAMULOS BIOENERGY PARTNERS LLC
By:	/s/ Michael Iuliano
	Name:	Michael Iuliano
	Title:	Authorized Signatory

Signature Page to Myriant Technologies, Inc. Right of First Refusal and Co-Sale Agreement

INVESTORS AND KEY HOLDERS: PTT CHEMICAL INTERNATIONAL PRIVATE LIMITED
By:	/s/ Narongsak Jivakanun
	Name:	Narongsak Jivakanun
	Title:	Chief Executive Officer

GREEN CHEM HOLDINGS, LLC
By:	/s/ Steven M. Sisselman
	Name:	Steven M. Sisselman
	Title:	President

GREEN CHEM SECOND EDITION, LLC
By:	/s/ Steven M. Sisselman
	Name:	Steven M. Sisselman
	Title:	President

PLAINFIELD FINANCE II LLC
By:	/s/ Thomas X. Fritsch
	Name:	Thomas X. Fritsch
	Title:	Co-General Counsel

PLAINFIELD DIRECT LLC
By:	/s/ Thomas X. Fritsch
	Name:	Thomas X. Fritsch
	Title:	Co-General Counsel

STEPHEN J. GATTO
/s/ Stephen J. Gatto

Counterpart Signature Page to Myriant Technologies, Inc. Right of First Refusal and Co-Sale Agreement

SCHEDULE A
INVESTORS AND KEY HOLDERS

Name and Address	Number and Class of Shares Held
PTT Chemical International Private Limited 391B Orchard Road, #15-05/08 Ngee Ann City Tower B Singapore 238874 Attn: Mr. Narongsak Jivakanun Fax: +65.6.734.3397	11,214,953 Class A Common

Plainfield Direct LLC and Plainfield Finance II LLC c/o Plainfield Asset Management, LLC 333 Ludlow Street Stamford, CT 06902 Attn: James Healy Jim.healy@pfam.com Fax: 203.302.1779	2,846,870 Class B Common 3,504,370 Common (including warrants exercisable for Common Stock)

Green Chem Holdings, LLC 9995 Gate Parkway N., Suite 400 Jacksonville, FL 32246	82,942 Class B Common 147,820 Common

Green Chem Second Edition, LLC 9995 Gate Parkway N., Suite 400 Jacksonville, FL 32246	64,617 Class B Common 182,621 warrants exercisable for Common Stock

Stephen J. Gatto 1 Pinehill Drive Batterymark Park II, Suite 301 Quincy, MA 02169-5210 sgatto@myriant.com Fax: 617.657.5210	50,476 Class B Common 134,089 Common (including warrants exercisable for Common Stock)

SCHEDULE B
KEY HOLDERS

Name and Address	Number of Shares Held
Norwood LDK, LLC c/o Stephen Gatto 29 Royal Court Norwood, MA 02062	3,057,004 Common

Itera Ethanol, LLC 9995 Gate Parkway, Suite 400 Jacksonville, FL 32246	373,784 Common (including warrants exercisable for Common Stock)

Camulos BioEnergy Partners LLC Three Landmark Square, 4th Floor Stamford, CT 06901	251,043 Common (including warrants exercisable for Common Stock)

EXHIBIT A
CONSENT OF SPOUSE
     I, [____________________], spouse of [______________], acknowledge that I have read the Right of First Refusal and Co-Sale Agreement, dated as of January __, 2011, to which this Consent is attached as Exhibit A (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.
     I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.
     I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.
Dated as of the [__] day of [__________, _____].

Signature

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